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SEC 1746 POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
            DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                                  OMB Number           3235-0145
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.3)*

                                    Point.360
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                        730698 10 7 (formerly 917916108)
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                                 (CUSIP Number)
                                    Point.360
             2777 NORTH ONTARIO STREET, SUITE 200, BURBANK, CA 91504
                               Attn: Alan R. Steel
                                  818-565-1443
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 22, 2006
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 730698 10 7


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1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

        Julia Stefanko
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2. Check the Appropriate Box If a Member of a Group (See Instructions)

     (a)  [ ]
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     (b)  [ ]
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3.   SEC Use Only
                  ----------------------------------------------------
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4.       Source of Funds (See Instructions) 00
         ------------------------------------------------------------
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5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         -----------------------------------------------------------------
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6. Citizenship or Place of Organization United States
                                        ---------------------------------
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               7. Sole Voting Power 1,252,568 (net of transaction)
                                    -------------------------------------
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY
 OWNED BY      8.   Shared Voting Power 0
    EACH                               ----------------------------------
  REPORTING    _________________________________________________________________
   PERSON
    WITH       9.   Sole Dispositive Power 1,252,568
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               10. Shared Dispositive Power 0
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11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,252,568
                                                            ---------------
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12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
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13. Percent of Class Represented by Amount in Row (11) 12.9%
                                                      ------------------------
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14.      Type of Reporting Person (See Instructions) IN
         ------------------------------------------------------------

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ITEM 1. SECURITY AND ISSUER

The class of equity security to which this Statement relates is the common stock, no par value (the "Common Stock") of Point.360, a California corporation (the "Company" or the "Issuer"). The name and address of the principal executive offices of the company are POINT.360, 2777 NORTH ONTARIO STREET, SUITE 200, BURBANK, CA 91504.

ITEM 2. IDENTITY AND BACKGROUND

         (a) The person filing this statement is Julia Stefanko.

         (b) The residence of Ms. Stefanko is 24911 Lorena Dr., Calabasas CA
           91302

         (c) Ms. Stefanko is a homemaker.

         (d) Ms. Stefanko has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Ms. Stefanko was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) Ms. Stefanko is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March, 22 2006 100,000 shares were sold in a private transaction at $2.20 per share.

ITEM 4. PURPOSE OF TRANSACTION

Depending upon market conditions and other factors that Ms. Stefanko deems material to her investment decision, Ms. Stefanko may purchase additional shares of Common Stock or other securities of the Issuer in the open market, in private transactions or from the Issuer, or may dispose of all or a portion of the shares of Common Stock or other securities of the Issuer that she now owns or hereafter may acquire. Other than as set forth above, Ms. Stefanko has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Ms. Stefanko is the beneficial owner of 1,252,568 shares (net of this transaction) of the Class A Common Stock of the Issuer, constituting 12.9% of such class.

         (b) M. Stefanko has sole power to vote, direct the vote of, dispose of, and direct the disposition of the shares described in (a) above.

         (c) None

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no applicable contracts arrangements, understandings or relationships with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 22, 2006
----------------
Date
/s/ Julia Stefanko
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Signature
Julia Stefanko
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Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)